UNITED STATES
SECURITIES AND EXCHANGE

COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-55557

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CEN BIOTECH, INC.
Full Name of Registrant

Former Name if Applicable

300-3295 Quality Way
Address of Principal Executive Office (Street and Number)

Windsor, Ontario, Canada N8T 3R9
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

CEN Biotech, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”) by November 15, 2021, the original due date for such filing, without unreasonable effort or expense because it requires additional time to complete its financial statements. This delay principally relates to completing the consolidated reporting of the Company’s recent acquisition of Clear Com Media Inc., an Ontario, Canada corporation (“CCM”). On July 9, 2021, the Company closed on a Share Exchange Agreement (the “Agreement”) with CCM, each of the shareholders of CCM as set forth on the signature pages of the Agreement (the “CCM Shareholders”) and Lawrence Lehoux as the representative of the CCM Shareholders, pursuant to which the Company acquired all of the common shares of CCM, in exchange for the issuance by the Company to the CCM Shareholders of 4,000,000 restricted shares of the Company’s common stock, pursuant to which CCM became a wholly owned subsidiary of the Company. The Company expects that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bahige Chaaban	519	419-4958
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ NO ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A hereto.

ATTACHMENT A

to

Form 12b-25

The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the financial statements to be included in the Form 10-Q. This change relates to the recently completed acquisition by the Company of Clear Com Media Inc., an Ontario, Canada corporation (“CCM”). On July 9, 2021, the Company closed on a Share Exchange Agreement (the “Agreement”) with CCM, each of the shareholders of CCM as set forth on the signature pages of the Agreement (the “CCM Shareholders”) and Lawrence Lehoux as the representative of the CCM Shareholders, pursuant to which the Company acquired all of the common shares of CCM, in exchange for the issuance by the Company to the CCM Shareholders of 4,000,000 restricted shares of the Company’s common stock, pursuant to which CCM became a wholly owned subsidiary of the Company. As a result of the recently completed acquisition of CCM, the most significant change in the results of operations from the corresponding period for the last fiscal year relates to the recognition of revenue of approximately $272,000 for the nine months ended September 30, 2021,as compared to $0 for the nine months ended September 30, 2020.

CEN Biotech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2021	By: /s/	/s/ Bahige Chaaban
		Name:	Bahige Chaaban
		Title:	Chief Executive Officer